Exhibit 11.1

STATEMENT OF COMPUTATION OF BASIC EARNINGS AND

DILUTED EARNINGS PER SHARE

Year Ended March 31,	2001	2000	1999

Net income as reported	$4,000	$4,700,000	$3,930,000

BASIC: Weighted average number of common shares outstanding	5,076,456	4,812,610	4,868,375

Basic earnings per share	$0.00	$0.98	$0.81

DILUTED: Common and common equivalent shares outstanding:
Weighted average number of common shares outstanding	5,076,610	4,812,610	4,868,376
Common stock equivalents from options computed utilizing the treasury-stock method based on the average fair market value of common stock during the period	139,994	307,637	169,304

Shares used in the computation	5,216,604	5,120,247	5,037,680

Diluted earnings per share	$0.00	$0.92	$0.78